United States
                              Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 8)

                          John Hancock Patriot Global Dividend Fund
                                      (Name of Issuer)


                                         Common Stock
                               (Title of Class of Securities)


                                        41013G-10-3
                                       (CUSIP Number)



                                  The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                         June 9, 2003
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box:    [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















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CUSIP No.: 41013G-10-3                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 8
                                            JUNE 23, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                             2,403,600
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                        2,403,600
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,403,600

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           28.8%

14.      TYPE OF REPORTING PERSON
         [HC]












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CUSIP No.: 41013G-10-3                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 8
                                            JUNE 23, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of John Hancock Patriot Global Dividend Fund (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 101 Huntington Avenue, Boston, MA, 02199-7603.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase Shares listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares reported in Annex A aggregated approximately $995,173.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 8,344,700 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 28.8% of the Fund's outstanding Shares.

     The Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 2,403,600 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 28.8% of the outstanding Shares.

                                                  Shares              Cost

     The Commerce Insurance Company              2,199,900        $24,544,756
     American Commerce Insurance Company           203,700          2,119,273
                   Totals                        2,403,600        $26,664,029





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CUSIP No.: 41013G-10-3                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 8
                                            JUNE 23, 2003


     (c) During the period from April 16, 2002 through June 9, 2003, the Reporting Person has effected the following purchases and sales of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to April 16, 2002 were reported on previous
Schedule 13D filings.


     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information




                                         SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 23, 2003                             THE COMMERCE GROUP INC.





                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer



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ANNEX  A
Item 5 (c) - Information


  41013G-10-3    JOHN HANCOCK PATRIOT GLOBAL DIVIDEND FUND

  FROM 04/16/02 - 06/09/03


COMMERCE INSURANCE COMPANY
  SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE              DATE              SOLD            PER SHARE            CONSIDERATION
04/17/03           04/23/03          6,000             11.9263               $ 71,314.45
04/21/03           04/24/03          3,000             11.8973                 35,570.22
04/28/03           05/01/03         16,200             11.9525                192,973.43
04/30/03           05/05/03          2,600             11.9365                 30,929.45
04/30/03           05/05/03          5,900             11.9365                 70,186.05
05/01/03           05/06/03         10,000             11.9500                119,094.40
05/02/03           05/07/03          9,100             11.9364                108,252.15
05/05/03           05/08/03          4,100             12.0254                 49,137.83
05/06/03           05/09/03            400             12.0118                  4,788.50
05/06/03           05/09/03         10,000             12.0118                119,712.38
05/06/03           05/09/03          1,000             12.0118                 11,971.23
05/07/03           05/12/03          1,100             12.0000                 13,155.38
05/08/03           05/13/03          1,800             12.0233                 21,568.92


COMMERCE SALE TOTALS:               71,200                                   $848,654.39





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ANNEX  A
Item 5 (c) - Information (Continued)

  41013G-10-3    JOHN HANCOCK PATRIOT GLOBAL DIVIDEND FUND

  FROM 04/16/02 - 06/09/03


COMMERCE INSURANCE COMPANY
  PURCHASES

                 SETTLEMENT         SHARES              PRICE                  ACQUISTION
TRADE DATE          DATE           PURCHASED          PER SHARE                   COST
04/16/02           04/19/02         10,200             12.8600               $131,580.00
04/19/02           04/24/02          2,500             12.7000                 31,850.00
04/22/02           04/25/02          4,600             12.7500                 58,834.00
04/23/02           04/26/02          1,100             12.7500                 14,069.00
04/24/02           04/29/02          1,000             12.8000                 12,840.00
04/25/02           04/30/02          6,100             12.8400                 78,568.00
04/26/02           05/01/02          5,000             12.8500                 64,450.00
05/07/02           05/10/02            200             12.8000                  2,568.00
05/13/02           05/16/02          1,500             12.8000                 19,260.00
05/15/02           05/20/02          4,500             12.7900                 57,735.00
05/20/02           05/23/02            500             12.7000                  6,370.00
06/03/02           06/06/02            300             12.6600                  3,810.00
06/05/02           06/10/02          2,300             12.6600                 29,210.00
06/06/02           06/11/02            500             12.6000                  6,320.00
06/14/02           06/19/02          4,900             12.4900                 61,397.00
06/24/02           06/27/02          3,600             11.8000                 42,624.00
06/25/02           06/28/02          1,800             11.8000                 21,312.00
07/03/02           07/09/02          1,600             12.0000                 19,264.00
07/08/02           07/11/02          3,700             12.0000                 44,548.00
07/11/02           07/16/02          1,200             11.8500                 14,268.00
07/16/02           07/19/02          2,500             11.4000                 28,600.00
07/22/02           07/25/02            200             10.9500                  2,198.00


Page 6 of 8



ANNEX  A
Item 5 (c) - Information (Continued)

  41013G-10-3    JOHN HANCOCK PATRIOT GLOBAL DIVIDEND FUND

  FROM 04/16/02 - 06/09/03


COMMERCE INSURANCE COMPANY
  PURCHASES

                 SETTLEMENT         SHARES              PRICE                  ACQUISTION
TRADE DATE          DATE           PURCHASED          PER SHARE                   COST
07/22/02           07/25/02          2,000             11.0000                 22,080.00
07/23/02           07/26/02          8,500             11.0000                 93,840.00
07/24/02           07/30/02          1,400             10.0000                 14,056.00
11/04/02           11/07/02          9,900             11.2000                111,276.00
11/04/02           11/07/02            200             11.1900                  2,246.00

COMMERCE PURCHASE TOTALS:           81,800                                   $995,173.00

NET COMMERCE SALE TOTAL:           (10,600)                                 ($146,518.61)












Page 7 of 8




ANNEX  A
Item 5 (c) - Information (Continued)

  41013G-10-3    JOHN HANCOCK PATRIOT GLOBAL DIVIDEND FUND
  FROM 04/16/02 - 06/09/03


AMERICAN COMMERCE INSURANCE COMPANY
     SALES

                 SETTLEMENT          SHARES           SALE PRICE
TRADE DATE          DATE              SOLD            PER SHARE             CONSIDERATION
04/21/03           04/24/03            500             11.9000               $  5,929.72
04/22/03           04/25/03          1,200             11.9150                 14,249.33
04/23/03           04/28/03          7,700             11.8565                 90,982.77
04/29/03           05/02/03          9,700             11.9569                115,588.51
05/09/03           05/14/03          9,100             12.0102                108,923.70
05/12/03           05/15/03          2,500             11.9500                 29,773.60
05/13/03           05/16/03          1,100             12.0245                 13,182.33
05/14/03           05/19/03          2,100             11.9862                 25,085.84
05/22/03           05/28/03          4,600             12.2648                 56,231.43
05/30/03           06/04/03            100             12.7200                  1,267.94
06/02/03           06/05/03          6,600             12.7376                 83,800.23
06/03/03           06/06/03         28,100             12.8368                359,573.20
06/04/03           06/09/03         11,700             12.7665                148,893.06
06/05/03           06/10/03          3,300             12.6739                 41,689.91
06/09/03           06/12/03          8,000             12.7576                101,736.02

AMERICAN COMMERCE SALE TOTALS:      96,300                                 $1,196,907.59

NO ACIC PURCHASES DURING PERIOD

NET CONSOLIDATED SALE TOTAL:        85,700                                 $1,050,388.98


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